Second Quarter 2017 Earnings Release

BMO Financial Group Reports Net Income of $1.25 Billion for Second Quarter of 2017

Financial Results Highlights:

Second Quarter 2017 Compared with Second Quarter 2016:

•	Net income of $1.25 billion, up 28%; adjusted net income[1] of $1.29 billion, up 12%

•	EPS[2] of $1.84, up 27%; adjusted EPS[1,2] of $1.92, up 11%

•	ROE of 12.6%, compared with 10.1%; adjusted ROE[1] of 13.1%, compared with 12.1%

•	Provisions for credit losses of $259 million, compared with $201 million

•	Common Equity Tier 1 Ratio of 11.3%

•	Dividend increased by $0.02 to $0.90, up 5% from the prior year

Year-to-Date 2017 Compared with Year-to-Date 2016:

•	Net income of $2.74 billion, up 34%; adjusted net income[1] of $2.83 billion, up 21%

•	EPS[2] of $4.06, up 34%; adjusted EPS[1,2] of $4.20, up 21%

•	ROE of 13.8%, compared with 10.5%; adjusted ROE[1] of 14.2%, compared with 12.1%

•	Provisions for credit losses of $432 million, compared with $384 million

Toronto, May 24, 2017 – For the second quarter ended April 30, 2017, BMO Financial Group reported net income of $1,248 million or $1.84 per share on a reported basis, and net income of $1,295 million or $1.92 per share on an adjusted basis.

“BMO delivered good results in the quarter with adjusted net income of $1.3 billion and adjusted earnings per share of $1.92. Earnings growth reflects the benefits and resilience of our diversified business model, with strong contributions from our Wealth Management and BMO Capital Markets businesses, and consistent continuing investment in technology and our employees,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“Personal and Commercial Banking in Canada continues to grow in customers, loans and deposits. Business and consumer confidence is strong, and while there has been a moderation in loan and deposit growth in the United States reflective of slower than anticipated business activity in the first calendar quarter, we are well-positioned to continue to build on the strength of our U.S. franchise.

“We remain confident in our ability to grow and create value in an evolving environment,” concluded Mr. Downe.

Return on tangible common equity (ROTCE) was 15.7% compared with 12.8% in the prior year, and adjusted ROTCE was 15.9% compared with 14.8%.

Concurrent with the release of results, BMO announced a third quarter 2017 dividend of $0.90 per common share, up $0.02 per share and 2% from the preceding quarter, and up $0.04 per share and 5% from a year ago. The quarterly dividend of $0.90 per common share is equivalent to an annual dividend of $3.60 per common share.

Our complete Second Quarter 2017 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2017, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1) Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2) All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Operating Segment Overview

Canadian P&C

Reported and adjusted net income of $531 million increased $6 million or 1% from a year ago due to higher balances across most products and increased non-interest revenue, largely offset by higher expenses and lower net interest margin.

During the quarter, we continued to build capabilities and enhance service offerings that enable customers to complete banking activities in their channel of choice, including launching free unlimited e-transfers, credit card alerts and the ability to view pending transactions. We were recognized by the global research and advisory firm Celent with the 2017 Model Bank Award for our work in advancing process automation through the effective deployment of new technology.

U.S. P&C

Reported net income of $248 million and adjusted net income of $260 million both decreased 7% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$185 million and adjusted net income of US$194 million both decreased 10% from a year ago mainly due to higher provisions for credit losses, as lower revenue was largely offset by lower expenses.

In March, BMO Harris Bank announced our consumer and small business deposit customers will now have free access to over 43,000 automated teller machines (ATMs) in the United States and 12,000 international ATMs as part of a new partnership with the Allpoint® ATM network.

Wealth Management

Reported net income was $251 million, up $117 million or 86% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $272 million, up $114 million or 72% from a year ago. Results were strong in both traditional wealth and insurance with continued benefit from productivity initiatives. Traditional wealth reported net income of $178 million increased $112 million or 166% from a year ago. Traditional wealth adjusted net income of $199 million increased $109 million or 121%, due to the impact of an investment write-down in the prior year, growth across most of our businesses and the benefit of improved equity markets. Insurance income of $73 million increased $5 million or 8% from a year ago mainly due to business growth, partially offset by favourable market movements in the prior year with no impact in the current quarter.

BMO Private Bank was named Best Private Bank for Entrepreneurs in North America by Global Finance magazine, recognizing our understanding of North American client needs and our ability to deliver the highest level of client service.

BMO Capital Markets

Reported net income of $321 million and adjusted net income of $322 million both increased 12% from a year ago. Results were driven by higher revenue with strong performance in our Investment and Corporate Banking business, partially offset by lower revenue in our Trading Products business, higher non-interest expenses and higher taxes.

BMO Capital Markets was named the World’s Best Metals & Mining Investment Bank by Global Finance magazine for the 8th year in a row and awarded the Best Bank for the Canadian Dollar by FX Week for the 6th consecutive year.

Corporate Services

Corporate Services net loss for the quarter was $103 million compared with a net loss of $241 million a year ago. Corporate Services adjusted net loss for the quarter was $90 million compared with an adjusted net loss of $98 million a year ago. Adjusted results in both periods exclude acquisition integration costs and the prior year also excluded a restructuring charge of $132 million after-tax. Adjusted results increased due to above-trend revenue excluding teb (tax equivalent basis) in the current quarter, largely offset by higher expenses compared to below-trend expenses in the prior year, and lower credit recoveries. Reported results increased due to the net impact of drivers noted above, in addition to the restructuring charge in the prior year.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.3% at April 30, 2017. The CET1 Ratio increased from 11.1% at the end of the first quarter due largely to higher capital, partially offset by higher risk-weighted assets.

Provision for Credit Losses

The total provision for credit losses was $259 million, an increase of $58 million from the prior year due to higher provisions in U.S. P&C and lower credit recoveries in Corporate Services.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

BMO Financial Group Second Quarter Earnings Release 2017 1

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Except as otherwise noted, management’s discussion of changes in adjusted results in this document applies equally to changes in corresponding reported results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016

Reported Results
Revenue	5,741	5,405	5,101	11,146	10,176
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(708)	(4)	(407)	(712)	(773)
Revenue, net of CCPB	5,033	5,401	4,694	10,434	9,403
Provision for credit losses	(259)	(173)	(201)	(432)	(384)
Non-interest expense	(3,276)	(3,379)	(3,312)	(6,655)	(6,582)
Income before income taxes	1,498	1,849	1,181	3,347	2,437
Provision for income taxes	(250)	(361)	(208)	(611)	(396)
Net Income	1,248	1,488	973	2,736	2,041
EPS ($)	1.84	2.22	1.45	4.06	3.03

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(43)	(37)	(40)	(80)	(83)
Acquisition integration costs (2)	(21)	(22)	(24)	(43)	(46)
Cumulative accounting adjustment (3)	-	-	-	-	(85)
Restructuring cost (4)	-	-	(188)	-	(188)
Adjusting items included in reported pre-tax income	(64)	(59)	(252)	(123)	(402)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(34)	(28)	(31)	(62)	(64)
Acquisition integration costs (2)	(13)	(14)	(16)	(27)	(31)
Cumulative accounting adjustment (3)	-	-	-	-	(62)
Restructuring cost (4)	-	-	(132)	-	(132)
Adjusting items included in reported net income after tax	(47)	(42)	(179)	(89)	(289)
Impact on EPS ($)	(0.08)	(0.06)	(0.28)	(0.14)	(0.45)

Adjusted Results
Revenue	5,741	5,405	5,101	11,146	10,260
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(708)	(4)	(407)	(712)	(773)
Revenue, net of CCPB	5,033	5,401	4,694	10,434	9,487
Provision for credit losses	(259)	(173)	(201)	(432)	(384)
Non-interest expense	(3,212)	(3,320)	(3,060)	(6,532)	(6,264)
Income before income taxes	1,562	1,908	1,433	3,470	2,839
Provision for income taxes	(267)	(378)	(281)	(645)	(509)
Net income	1,295	1,530	1,152	2,825	2,330
EPS ($)	1.92	2.28	1.73	4.20	3.48

(1) These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 13, 14, 15, 16, and 18 of our Second Quarter 2017 Report to Shareholders.

(2) Acquisition integration costs related to F&C Asset Management plc (F&C) are charged to Wealth Management. Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.

(3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.

(4) Restructuring cost is recorded in non-interest expense.

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber-security; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 Annual Report, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions, and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth and financial services, we primarily consider historical economic data provided by the Canadian and U.S. governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Review and Outlook section of our Second Quarter 2017 Report to Shareholders.

BMO Financial Group Second Quarter Earnings Release 2017 3

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2016 Annual Report, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 24, 2017, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto) Passcode: 5126346. A replay of the conference call can be accessed until Monday, August 28, 2017, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

Frédéric Tremblay, Montreal, frederic1.tremblay@bmo.com, 514-877-1873

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

February 2017: $100.66 ($98.65*)

March 2017: $99.67

April 2017: $99.17

*Reflects 2% discount for dividend reinvestment

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6786

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2016 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2016 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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4 BMO Financial Group Second Quarter Earnings Release 2017